Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 29, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Gupta Barros, Esq.

Re:	American Realty Capital Properties, Inc.
Amendment No. 1 to Form S-11
Filed March 25, 2011
File No. 333-172205

Dear Ms. Barros:

On behalf of our client, American Realty Capital Properties, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 14, 2011 (the “Comment Letter”), with respect to Amendment No. 1 to the Registration Statement on Form S-11 filed by the Company with the Commission on March 25, 2011 (No. 333-172205) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter  have the meanings given to such terms in Amendment No. 2.

General

1)
Please advise whether you have filed or whether you intend to file your registration statement with state securities regulators.  If not, please provide a legal analysis to explain how your proposed transaction is exempt from state regulation under Section 18 of the Securities Act.

We advise the Staff that the Company has applied for listing of its common stock (the “Common Stock”) on The NASDAQ Capital Market (“NASDAQ”).  Additionally, the Company has had conversations with representatives at NASDAQ with respect to the listing of the Common Stock and has been informed that the terms of the offering, i.e., on a reasonable best efforts basis with a 60 day escrow period, are acceptable terms for the listing of securities on NASDAQ.  The Company has no reason to believe that the Common Stock will not be listed on NASDAQ.  Further, it is a condition to the release of offering proceeds from the escrow account that the Common Stock be approved for listing on NASDAQ upon official notice of issuance.  As a result, the Common Stock will be a “covered security” (as defined in Section 18(b) of the Securities Act of 1933, as amended (the “Securities Act”)) at the time the Registration Statement will become effective because the Common Stock will be listed, or authorized for listing, on NASDAQ, one of the three divisions of The NASDAQ Stock Market.  As a “covered security”, the Common Stock will be exempt from state regulation under Section 18(a)(1) of the Securities Act.

2)
We note your response to comment 2 of our letter dated March 10, 2011.  We note that the materials provided do not appear to support all of the qualitative and quantitative business and industry data used in the registration statement.  For example only, we note on page 4, your statement: “We believe the yield on credit tenant net lease properties generally exceed the yields on comparably rated bonds.” Also, we note in the chart on page 5 that some of the figures that have been provided in the materials do not correspond to figures in the chart.  Please provide support for all quantitative and qualitative business and industry data used in the registration statement.  Clearly mark the specific language in the supporting materials.

We advise the Staff that the Company will supplementally provide supporting material for all quantitative and qualitative business and industry data in the Registration Statement, clearly marking the supporting data.

3)
We note your revised disclosure throughout the prospectus that refers to the sufficiency of your MFFO to cover the distributions declared in respect of your OP units.  See for example, pages 12 and 46.  As you note on page 82, MFFO is not a liquidity measure.  Please revise any disclosure in the prospectus that may suggest it is a liquidity measure.

We advise the Staff that the prospectus has been revised to remove any disclosure suggesting that MFFO is a liquidity measure.

Cover Page

4)
We note your response to comment 4 of our letter dated March 10, 2011.  We note that you have added disclosure to the bottom of the cover page that highlights Realty Capital Securities as your dealer manager.  This presentation format is not appropriate because this is not a firm commitment underwritten offering.  Please remove the reference to Realty Capital Securities from the bottom of the cover page.

We advise the Staff that the reference to Realty Capital Securities at the bottom of the cover page has been removed.

Prospectus Summary, page 1

5)
We note your response to comment 8 of our letter dated March 10, 2011.  In response to our comment, you state that the affiliate of your sponsor will contribute “its 100% indirect ownership interests” in your properties.  Please explain whether you will own the properties after this transaction or whether the properties will still be held by the subsidiaries.

We advise the Staff that ARC Real Estate Partners, LLC (the “Contributor”) will contribute 100% of the ownership interests in ARC Income Properties, LLC (“ARCIP”) and American Realty Capital Partners, LLC (“ARCP”) to ARC Properties Operating Partnership, L.P. (the “Operating Partnership”), the Company’s operating partnership.  ARCIP and ARCP collectively own 100% of the interests in 29 property subsidiaries that own the fee interests in the 63 properties being contributed by the Contributor to the Operating Partnership.  Upon consummation of the contribution transaction concurrently with the closing of this offering, the Operating Partnership will indirectly own 100% of the ownership interests in the 63 properties through its 100% ownership of ARCIP and ARCP.

Our Company, page 1

6)
We note your disclosure that your properties were leased to companies, or wholly-owned subsidiaries of companies, with an investment grade credit rating.  We note your response to comment 15 of our letter dated March 10, 2011.  Considering the parent company of Home Depot has not provided any guarantees for its subsidiary, it is not clear why it is relevant that the parent company has an investment grade credit rating.  Please advise or revise.

We advise the Staff that the prospectus has been revised to remove all references to the credit rating of the parent of the Company’s Home Depot tenant.

7)
We note, in response to comment 2, you provided materials that support you are going to be one of the few public REITs that are trading on a national securities exchange focused on investing in single tenant, freestanding commercial real estate.  Please provide support for your definition of medium-term basis.  If this is not a common term, please remove the reference to you being the only public REIT focused on medium-term net leases.

We advise the Staff that “medium-term lease” is a common term used to identify leases with a duration between short-term and long-term.  A short-term lease commonly refers to a lease with a duration of three years or less.  For example, www.accounting-dictionary.com defines “short lease” as a lease which runs for up to two or three years. Additionally, Deloitte’s report entitled “IFRS Project Insights” (available at http://www.iasplus.com/insight/leases.pdf) defines a “short-term lease” as “a lease that, at the date of commencement of the lease, has a maximum possible lease term, including any options to renew or extend, of 12 months or less.”  A long-term lease commonly refers to a lease with a duration of 10 years or more.  For example, each of www.businessdictionary.com, www.investorwords.com, and www.businesstermsdictionary.com define a “long term lease” as a lease of 10 years or more.   Additionally, www.netleasedefinition.com notes that a long-term lease is one that is usually longer than 10 years, and as long as 25 years.  As a result, our categorization of leases on a medium-term basis as ones that are between three and eight years, on average, fits within the commonly understood meaning of such term.

Additionally, single-tenant real estate, net-leased to investment grade and other credit-worthy tenants, is considered a comparable investment to a corporate or government note or bond.  In the fixed income industry, medium-term is a common term. For example, in The Handbook of Fixed Income Securities (6th ed.) by Frank J. Fabozzi and Irving M. Pollack, a “medium term note” is defined as a debt note that usually matures in 5-10 years.  Additionally, www.investopedia.com defines “medium term” as an intermediate period of time to hold an asset, ranging from one year up to 10 years and defines a “medium term note” as a note that usually matures in five to 10 years.

Our Manager and ARC, page 3

8)
We note your statement that American Realty Capital II (“ARC”) has a successful track record acquiring and financing net leased properties.  Please explain what you mean by “successful track record” and disclose any adverse experiences of your sponsor and its affiliates.

We advise the Staff that the prospectus has been revised to disclose what is meant by ARC having a successful track record acquiring and financing net leased properties.  Additionally, neither ARC nor any of its affiliates have had any adverse experiences in connection with net lease transactions.

Market Opportunity, page 4

9)
We note your response to comment 14 of our letter dated March 10, 2011 and reissue that comment.  We note that you have provided estimates of what might be available, but it is not clear how you made this determination.  Please tell us how you arrived at these estimates and provide a basis for your estimates.  Please also revise your narrative disclosure and the table to only present information on properties that reflect your potential target market, the $48 to $105 billion.  We may have further comments.

We advise the Staff that the Company calculated the estimates based on the professional experience of its Manager’s management team.  During 2010, members of the Manager’s management team underwrote approximately $1.75 billion of potential net lease property acquisitions and closed on approximately $544 million of those properties.  The potential market of $48 to $105 billion is based on a sample size of these opportunities available in the net-lease real estate market which would be appropriate for investment by the Company based on its specified investment criteria.  The prospectus has been revised to explain this.  Additionally, a row has been added to the table disclosing the estimated real estate value of the Company’s target market.

Maximize Cash Flow Through Internal Growth, page 9

10)
We note your response to comment 16 of our letter dated March 10, 2011.  Please clarify whether you have rent escalation clauses that are not based on performance.  To the extent all of the escalation clauses are based on performance, please describe the performance targets and clarify that it is not guaranteed that rent will increase each year.

We advise the Staff that the prospectus has been revised to disclose that none of the leases for the Company’s continuing properties include performance based rent escalations.

Our Portfolio, page 9

11)
We note your response to comment 18 of our letter dated March 10, 2011.  In response to our comment, you stated that you did not incur tenant concessions.  However, on page 80, you stated that you had “reductions in rental revenue of $2,411 due to renegotiation of leases.” Please advise.  Additionally, please revise footnote 3 to clarify your statement.

We advise the Staff that the referenced reduction in rent granted to Citizens Bank was in connection with the restructuring of the leases on the continuing properties leased to Citizens Bank.  In exchange for this reduction in rent of Citizens Bank beginning in the final year of the original lease term, Citizens Bank agreed to (1) renew the leases on the 60 continuing properties leased to it for an average lease option term of 7.6 years, an increase of 2.6 years from the original 5 year renewal option lease term, and (2) fixed annual rent escalations of 2.5% per year (the original leases did not provide for increases in rent).  The prospectus has been revised to clarify this.  The net effect of 2.6 years of additional lease option term and annual rent increases provided net-positive results and, as a result, the totality of the arrangement was not a tenant concession.

Formation Transactions, page 13

12)	Please clarify the percentage of the operating partnership that will be owned by your affiliates.

We advise the Staff that disclosure has been added to clarify the percentage of the operating partnership that will be owned by the Company’s affiliates.

13)	Please quantify the amount of debt that is guaranteed by Messrs. Schorsch and Kahane.

We advise the Staff that the prospectus has been revised to clarify that the guarantees are “of certain exceptions to the non-recourse provisions typically included in mortgage loans granted . . . to the lenders holding approximately $[14.9] million of mortgage indebtedness encumbering our properties.”

14)
We note your response to comment 21 of our letter dated March 10, 2011.  Please disclose the impact on the formation transaction if you are not able to secure the $55 million mortgage loan or secure alternative financing as referenced on page 10.

We advise the Staff that the prospectus has been revised to disclose the impact on the formation transactions if the Company is not able to secure the $55 million mortgage loan or alternative financing to repay the existing $82.6 million of mortgage indebtedness encumbering the 60 continuing properties leased to Citizens Bank and the two TRS properties.

Our Structure, page 15

15)	It appears that Management will own 100% of the Class B shares. Please clarify this in the chart.

We advise the Staff that the Class B shares have been removed from the Company’s structure.  As a result, the requested change is unnecessary.

16)
Please revise footnote 4 to clarify that, if affiliates purchase all of the shares in the directed share program, your affiliates will have the ability to elect all of your directors.  Please make similar revisions to your risk factor on page 50.

We advise the Staff that footnote 4 and the referenced risk factor have each been revised to clarify that if all the shares are purchased by the Company’s affiliates pursuant to the directed share program, the Company’s affiliates will have the ability to elect all of the Company’s directors.

Management Agreement, page 18

17)	We note your response to comment 23 of our letter dated March 10, 2011. Please disclose what constitutes “cause” for purposes of terminating the agreement.

We advise the Staff that the prospectus has been revised to disclose what constitutes “cause” for purposes of terminating the management agreement.

Capitalization, page 63

18)
It does not appear that you have updated the Additional paid-in capital amounts for the minimum offering and the maximum offering for the changes made to your pro forma consolidated balance sheet on page F-42.  Please advise or revise.

We advise the Staff that the additional paid-in capital amounts for the minimum offering and the maximum offering have been revised to conform to such amounts in the pro forma consolidated balance sheet.

Dilution, page 64

19)
We note your response to our prior comment 30 from our March 10, 2011 letter and your revisions to your filing.  Your response did not address our comment in its entirety; as such, the comment will be partially reissued.  Within footnotes (2), (5), and (6), please disclose the amounts and line items you have used to calculate net tangible book value.  Specifically, please disclose the amount of tangible assets by line item and the amount of tangible liabilities by line item that you have used to arrive at $(21.9) million, $37.2 million, and $76 million.

We advise the Staff that footnotes (2), (5), and (6) have been revised to disclose the amounts and line items used to calculate net tangible book value, including the amount of tangible assets by line item and the amount of tangible liabilities by line item used to arrive at $(21.9) million, $37.2 million, and $76 million.

Distribution Policy, page 66

20)
We note your response to our prior comment 32 from our March 10, 2011 letter and your revisions to your filing.  Please tell us how you determined it was unnecessary to record adjustments for leases that will expire during the next 12 months, for executed leases for space that will be leased during the next 12 months, tenant improvements for which you are obligated to fund in connection with any executed leases, changes in interest expense for changes in your outstanding debt, principal amortization during the next 12 months, and any estimated recurring capital expenditures.

We advise the Staff that the Company determined it was unnecessary to record adjustments for the items noted in this comment for the following reasons: (i) for leases that will expire in the next 12 months, because none of the leases for the Company’s properties are set to expire in the next 12 months, (ii) for tenant improvements for which the Company is obligated to fund in connection with any executed leases, because the Company is not obligated to fund any tenant improvements on any of its properties, all of which are triple-net leased, (iii) for changes in interest expense for changes in the Company’s outstanding debt, because the interest expense is included in the calculation of pro forma net loss that is disclosed in the prospectus, (iv) for principal amortization during the next 12 months, because these is no principal amortization during the next 12 months and (v) for recurring capital expenditures, because the Company does not have any recurring capital expenditures since all its properties are triple-net leased.

21)	Please explain and quantify how you arrived at the estimate you have added back that are explained in footnotes 1 and 2 to the table.

We advise the Staff that the Company added back (1) 100% of the asset management fee, which will not be paid until the full amount of the distributions declared by the Company in respect of OP units for the six immediately preceding months is equal to or greater than the amount of its MFFO, and (2) the amount of general and administrative expenses equal to the excess of distributions over distributable cash flow, which will be funded in full by ARC, the Company’s sponsor, and which would not be subject to reimbursement by us, pursuant to the administrative support agreement.

Selected Financial Data, page 68

22)
We note your response to our prior comment 34 from our letter dated March 10, 2011 and your revisions to your filing.  We are unable to agree that your revisions to your filing removed the undue prominence placed on this non-GAAP information.  Please revise your filing to remove this condensed balance sheet.

We advise the Staff that the condensed balance sheet has been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations and Modified Funds From Operations, page 81

23)
We note your response to comment 41 of our letter dated March 10, 2011.  We continue to believe that MFFO is not an appropriate measure of your historical operating performance in light of the fact that a key aspect of your business strategy is to acquire additional properties.  Please revise your disclosure accordingly.

We advise the Staff that the Company views MFFO as a measure of performance on an on-going basis, and not as a measure of historical operating performance. The prospectus has been revised to remove MFFO from the table on page 83 of the prospectus and to clarify this.

24)
We note your response to our prior comment 42 from our letter dated March 10, 2011.  We do not believe it is appropriate to identify items as non-recurring or infrequent.  Please revise your filing to remove these words from your description of the adjustment.  Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

We advise the Staff that terms such as “non-recurring” and “infrequent” have been removed from the description of the adjustment.

Liquidity and Capital Resources, page 83

25)
We note your disclosure on page F-17 that “a member of ARC Real Estate Partners, LLC has committed to provide financial support to the Company, if needed, through January 1, 2012.” To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements, and any other material terms.

We advise the Staff that the referenced sentence on page F-17 has been deleted.

26)
We note your response to comment 44 of our letter dated March 10, 2011.  We reissue our comment in part.  Please quantify your anticipated uses of cash in the next year, including debt principal, interest payments, distribution commitments, anticipated capital expenditures and other material cash uses.  Please describe and quantify the sources of cash you anticipate using for these purposes.  If you intend to use offering proceeds as a source of cash to meet these near term liquidity needs, please address the fact that you may only raise the minimum offering.

We advise the Staff that the prospectus has been revised to quantify the Company’s uses of cash during the one year period following the closing of the offering, the sources of cash the Company anticipates using for such purposes and that if only the minimum amount of shares offered are sold, the Company will have a limited amount of cash to meet its near term liquidity needs.

Business and Properties, page 88

Overview, page 89

27)
We note your response to comment 45 of our letter dated March 10, 2011.  In response to our comment, you revised your disclosure to state: “[W]e believe ... there have been no delinquencies in rent payment.”  Please revise to clearly state that there have been no defaults or delinquencies or tell us why you have qualified this statement to your belief and why this information may not be readily available to you.

We advise the Staff that the prospectus has been revised to clarify that, “to date, there have been no delinquencies in rent payment…”, without any qualification to the Company’s belief.

Business and Growth Strategies, page 95

28)
We note your response to comment 48 of our letter dated March 10, 2011.  In light of the fact that the Home Depot parent company has not provided any guarantees, it is not clear how the parent company’s credit rating is relevant in determining the credit quality of your Home Depot tenant.

We advise the Staff that all references to the credit rating of the parent company of the Company’s Home Depot tenant have been removed from the prospectus.

Underwriting and Due Diligence Process, page 110

29)
We note your response to comment 57 of our letter dated March 10, 2011.  Please identify the third parties that will provide you with the calculation and will determine whether a potential tenant has an “implied investment grade credit rating.”

We advise the Staff that the reference to “implied investment grade credit rating” has been removed from the prospectus.

Our Portfolio, page 99

Leases by Tenant, page 100

30)
We note your response to our prior comment 51 from our letter dated March 10, 2011.  Please send CF-OCA a formal request for a waiver from providing the audited financial statements of RBS Citizens, N.A.

We advise the Staff that a formal request for a waiver from providing the audited financial statements of RBS Citizens, N.A. was submitted to CF-OCA. Please note that financial statements for the Citizens Bank tenants have been added to the prospectus as requested by CF-OCA in its response to the Company's request for a waiver.

31)
We note your response to our prior comment 51 from our letter dated March 10, 2011.  Please confirm for us and revise your filing to clarify, if true, that you do not receive, nor are you entitled to, the financial statements of RBS Citizens, N.A.

We advise the Staff that audited financial statements are not prepared for RBS Citizens, N.A. and the Company confirms that it does not receive, nor is it entitled to, such financial statements.  The prospectus has been revised to disclose this.

Conflicts of Interest and Related Policies, page 133

32)	Please clarify whether any of the other ARC-sponsored entities will compete with you for properties and if so, how allocations will be determined.

We advise the Staff that none of the other ARC-sponsored entities will compete with the Company in connection with the acquisition of the Company’s target properties because, for so long as the management agreement is in effect and the Manager is controlled by ARC, any investment opportunities presented to ARC or any ARC-sponsored entity that fits the Company’s target investment criteria, i.e., subject to net leases with remaining lease terms of generally three to eight years, will be offered to the Company.  Further, for so long as the management agreement is in effect and the Manager is controlled by ARC, if ARC or any ARC-sponsored entity is presented with an investment opportunity consisting of a portfolio of net leased properties including both properties within and outside of the Company’s target lease term range, the acquisition of the portfolio will be bifurcated so that the Company is able to purchase those properties fitting its target lease term range. The prospectus has been revised to clarify this.

33)
We note your response to comment 58 of our letter dated March 10, 2011.  We reissue our comment in part.  Please disclose the conflicts that may be present for your dealer manager in finding investors for you as well as your other affiliated entities.  Please add a risk factor to address this risk as appropriate.

We advise the Staff that the prospectus has been revised to add disclosure regarding the conflicts that may be present for the Company's affiliated dealer manager in finding investors for the Company as well as other entities affiliated with its sponsor, and a risk factor has been added with respect to the risks presented by such conflict.

Acquisition Pipeline, page 146

34)
We note your response to our prior comment 72 from our letter dated March 10, 2011.  Your response did not address our comment in its entirety; as such, the comment will be partially reissued.  It appears that management has determined that these acquisitions are not probable.  Please revise your disclosure to specifically state this assessment.

We advise the Staff that the prospectus has been revised to clarify that “these potential acquisitions remain preliminary in nature and are not subject to any letter of intent or other agreements and, accordingly, there can be no assurance as to whether or when any portion of these acquisitions will be completed.”

The Financing Transactions, page 146

35)
We note your response to comment 64 of our letter dated March 10, 2011.  To the extent it is determined later that fraud or other activities that are the subject of the original guarantee occurred prior to your acquisition of the Home Depot property, please explain whether you will have any recourse once you have released your sponsor and your principals from the guarantee.

We advise the Staff that the prospectus has been revised to explain that the Company’s assumption of, or indemnification in respect of, these non-recourse carve-out guarantees will be effective as of the closing of the formation transactions and will not apply to actions prior to the closing of the formation transactions.

Plan of Distribution, page 194

Selling Commissions and Dealer Manager Fees, page 194

36)	Please clarify whether you will still pay dealer manager fees in connection with the sale of shares to investors with “wrap fee” accounts.

We advise the Staff that the prospectus has been revised to clarify that dealer manager fees will be paid in connection with the sale of shares to investors with “wrap fee” accounts.

Minimum Offering, page 197

37)
Please clarify whether funds will also be returned to investors within 10 days if you are not listed on NASDAQ, even if you receive the minimum offering amount.  If a different timeline applies, please explain.

We advise the Staff that the prospectus has been revised to clarify that funds will be returned to investors within ten days after the termination of the offering if subscriptions for at least the minimum offering have not been received and accepted within 60 days after the effective date of the Registration Statement, or if the Common Stock is not approved for listing on NASDAQ upon official notice of issuance at such time.

Pro Forma Financial Information

General

38)	We will continue to monitor your filing for responses to our prior comments 79 and 81 from our letter dated March 10, 2011.

We advise the Staff that the Company submitted a response to comments 79 and 81 of your letter dated March 10, 2011 supplementally and Amendment No. 2 contains the revisions contemplated in such supplemental response. Please note that the Company's response to the Staff's supplemental comment on this matter will be submitted supplementally.

Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2010, page F-46

39)	The line item for “Other income” does not appear to be clerically accurate. Please revise.

We advise the Staff that the line item for “other income” has been revised.

Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2009, page F-47

40)	Please revise your filing to remove the pro forma financial information for the year ended December 31, 2009. Please refer to Article 11 of Regulation S-X.

We advise the Staff that the pro forma financial information for the year ended December 31, 2009 has been removed.

Notes to Pro Forma Consolidated Statements of Operations, page F-48

41)
We note your response to our prior comment 86 from our letter dated March 10, 2011.  We are unable to agree with your conclusion that the items in adjustment (9) are factually supportable.  Please revise your filing to remove this adjustment from your pro forma income statement.  This information may be disclosed in a footnote.  Please refer to Article 11 of Regulation S-X.

We advise the Staff that adjustment (9) has been revised to read as follows: “Excludes estimated general and administrative costs, primarily for legal fees, audit fees, board of directors fees, insurance, marketing and investor relations fees related to operation as a public company, which are expected to have an ongoing effect on the results of operations of the Company, to be approximately $545,000 per year, an increase of approximately $199,176 over the historical expenses for the year ended December 31, 2010.”

Part II - Information not Required in Prospectus, page II-1

Item 37.  Undertakings, page 11-3

42)	Please provide the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

We advise the Staff that the undertakings required by Item 512(a)(5) and (6) of Regulation S-K have been added.

Exhibits

43)
We note your response to comment 92 of our letter dated March 10, 2011.  In your response, you state that you will file executed copies of all such agreements with your periodic report.  Please note the requirements of Item 601(b)(1) of Regulation S-K which requires that underwriting agreements be filed on a Form 8-K.

We advise the Staff that the executed copy of the dealer manager agreement will be filed on a Form 8-K.

44)
We note assumption 5 in your legal opinion refers to a section of your charter that needs to be completed, Please note that we will need to review the final legal opinion prior to your request for effectiveness.

We acknowledge that the Staff will need to review, and the Company will file, the final legal opinion prior to the Company’s request for effectiveness.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld, Esq.